SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of February, 2006

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 06, 2006

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

For Immediate Release

BLADEX INCREASES QUARTERLY DIVIDEND FROM US$0.15 TO US$0.1875 PER SHARE AND
DECLARES SPECIAL DIVIDEND OF US$1.00 PER SHARE (US$38.1 million)

Panama City, Republic of Panama, February 3, 2006 — Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”), announced today that its Board of Directors declared a 25% increase in the quarterly dividend, from US$0.15 per share to US$0.1875 per share, which is the equivalent of an increase from US$0.60 per share to US$0.75 per share, on an annual basis. In addition, the Board declared a special cash dividend of US$1.00 per common share (which, based on the number of shares outstanding as of January 31, 2006, amounts to US$38.1 million). Both the increased quarterly dividend and special dividend are payable on April 6, 2006 to shareholders of record as of March 24, 2006.

As of January 31, 2006, Bladex had 38,096,775 shares of common stock of all classes outstanding.

The Bank’s US$50 million three-year open market stock repurchase plan, of which US$21.3 million has been utilized to date, remains in effect.

Jaime Rivera, Chief Executive Officer, stated, “This action reflects the Bank’s stronger operating earnings capacity, and follows our practice of returning capital, beyond what is needed for growth and investments, to our shareholders.”

Bladex will release its fourth quarter 2005 results on Wednesday, February 15, 2006, and it will hold a conference call to discuss these results, on Thursday, February 16, 2006. Conference call details will follow.

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks and institutional and retail investors. Through December 31, 2005, over its 26 years of operations, Bladex had disbursed accumulated credits of over US$135 billion.

For further information, please access our web site on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Carlos Yap S., Senior Vice President — Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc.,
82 Wall Street, Suite 805,
New York, NY 10005
Attention: Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com